

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 20, 2008

Mr. Thomas J. Hollister
Chief Financial Officer
Global Partners LP
800 South Street, P.O. Box 9161
Waltham, MA 02454

> **Re:** **Global Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 001-32593**

Dear Mr. Hollister:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director